Exhibit 99.33

Quantum eMotion Announces Upsized Brokered LIFE Financing of C$10,000,000

NOT FOR DISTRIBUTION TO THE U.S. NEWSWIRE SERVICES OR DISSEMINATION IN THE UNITED STATES

MONTREAL, February 21 , 2025 – Quantum eMotion Corp. (“QeM” or the “Corporation”) (TSX.V: QNC; OTCQB: QNCCF; F: 34Q0) is pleased to announce that it has increased the size of its previously announced best efforts brokered private placement due to increased institutional demand, led by A.G.P. Canada Investments ULC, on behalf of itself and a syndicate of agents (hereinafter referred to collectively as the “Agents”), for total gross proceeds of C$10,000,000 (the “Offering”), consisting of 13,333,333 units of the Corporation (each “Unit” at a price of C$0.75 per Unit (the “Offering Price”)), pursuant to the listed issuer financing exemption (the “LIFE Exemption”) under Part 5A of National Instrument 45-106 – Prospectus Exemptions (“NI 45-106”).

Subject to compliance with applicable regulatory requirements and in accordance with NI 45-106, the securities issued pursuant to the LIFE Exemption are expected to be immediately freely tradeable and will not be subject to a hold period under applicable Canadian securities laws. The Units may also be offered to persons in the United States pursuant to exemptions from the registration requirements under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) and all applicable U.S. state securities laws, as well as outside Canada and the United States on a basis which does not require the qualification or registration of any of the Corporation’s common shares or require the Corporation to be subject to any ongoing disclosure requirements under any domestic securities laws.

There is an offering document related to the Offering that can be accessed under the Corporation’s profile at www.sedarplus.ca and on the Corporation website at https://www.quantumemotion.com/. Prospective investors should read this offering document before making an investment decision.

It is expected that closing of the Offering will take place on or about February 24, 2025 (the “Closing Date”). Closing of the Offering is subject to certain conditions including, but not limited to, receipt of all necessary approvals.

This news release does not constitute an offer to sell or a solicitation of an offer to buy nor shall there be any sale of any of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful, including any of the securities in the United States. The securities have not been and will not be registered under the U.S. Securities Act or any state securities laws and may not be offered or sold within the United States unless registered under the U.S. Securities Act and applicable state securities laws, or an exemption from such registration requirements is available.

About QeM

The Corporation’s mission is to address the growing demand for affordable hardware and software security for connected devices. QeM has become a pioneering force in classical and quantum cybersecurity solutions thanks to its patented Quantum Random Number Generator, a security solution that exploits the built-in unpredictability of quantum mechanics and promises to provide enhanced protection for high-value assets and critical systems.

The Corporation intends to target highly valued Financial Services, Healthcare, Blockchain Applications, Cloud-Based IT Security Infrastructure, Classified Government Networks and Communication Systems, Secure Device Keying (IOT, Automotive, Consumer Electronics) and Quantum Cryptography.

For further information, please visit our website at https://www.quantumemotion.com/ or contact us at: info@quantumemotion.com

Marc Rousseau, Chief Financial Officer Tel: (514) 886-0045

Email: info@quantumemotion.com

Website: www.quantumemotion.com

Cautionary Note regarding Forward-Looking Statements

This news release contains “forward-looking information” within the meaning of applicable securities laws, which is based upon the Corporation’s current internal expectations, estimates, projections, assumptions and beliefs. Such forward-looking statements and forward-looking information include, but are not limited to, statements concerning the Corporation’s expectations with respect to the use of proceeds and the use of the available funds following completion of the Offering, the completion of the Offering, if it is to be completed at all; the expected Closing Date; and the completion of the Corporation’s business objectives, and the timing, costs, and benefits thereof. Forward-looking statements or forward-looking information relate to future events and future performance and include statements regarding the expectations and beliefs of management based on information currently available to the Corporation. Such forward-looking statements and forward-looking information often, but not always, can be identified by the use of words such as “plans”, “expects”, “potential”, “is expected”, “anticipated”, “is targeted”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements or forward-looking information are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements or forward-looking information, including, without limitation, risks and uncertainties relating risks inherent to the cybersecurity industry, the value of the Corporation’s intangible assets, completing proof of concept studies, protecting intangible assets rights, timing and availability of external financing on acceptable terms or at all, the possibility that future results will not be consistent with the Corporation’s expectations, increases in costs, changes in legislation and regulation, changes in economic and political conditions and other risks involved in the cybersecurity industry and inherent to new technologies, such as risk of obsolescence, slow adoption and competing technological advances; and those risks set out in the Corporation’s public documents filed on SEDAR+ at www.sedarplus.ca.

Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or forward-looking information. Although the Corporation has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that could cause results not to be as anticipated, estimated or intended. For more information on the Corporation and the risks and challenges of its business, investors should review the Corporation’s annual filings that are available at www.sedarplus.ca. The Corporation provides no assurance that forward-looking statements or forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements and information. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Corporation disclaims any intent or obligation to update any forward-looking information.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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